U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):      [ ]  Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F    [X] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

         For Period ended           July 31, 1997
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[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

         Full name of registrant    Gateway Data Sciences Corporation
                                ------------------------------------------

         Former name if applicable
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         Address of principal executive office (Street and Number)

          3410 E. University Drive, Suite 100
         -----------------------------------------------------------------
         City, State and Zip Code   Phoenix, Arizona  85034
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                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         The Company is in the process of completing the audit for its fiscal year ended January 31, 1997 and filing the Form 10-KSB for that period. As a result, the Company's Form 10-QSB for the quarter ended July 31, 1997 cannot be filed within the prescribed time period without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Vickie B. Jarvis             (602)                  968-7000
         ----------------             -----                  --------
              (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [ ]  Yes    [X]  No

                Form 10-KSB for the year ended January 31, 1997
                Form 10-QSB for the quarter ended April 30, 1997

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's net income and earnings per share for the three-month and six-month periods ended July 31, 1997 will be significantly lower than the three-month and six-month periods ended July 31, 1996 as a result of lower sales of software and higher operating expenses, primarily expenditures for software developement and increased sales and marketing efforts.

                       Gateway Data Sciences Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date          September 15, 1997                 By  /s/ Vickie B. Jarvis
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                                                        Vickie B. Jarvis
                                                        Vice President - Finance